FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2003

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

(Translation of registrant’s name into English)

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Information Required to Make Public

Pursuant to Article 4 and 5 of the Securities Exchange Law of Japan (Law No. 25 of 1948, as amended hereinafter the “Law”), the registrant filed on June 28, 2003 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan the registration statement regarding the granting of stock options in the form of share acquisition rights on June 28, 2003, the English translation of extracts of which is attached hereto and constitutes a part hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)

Date: July 23, 2003	By:	/s/ Kenji Kinoshita
Kenji Kinoshita Executive Officer

(TRANSLATION)

June 27, 2003

REGISTRATION STATEMENT

Section I	Securities Information

Part 1.	Terms and Conditions of Offering

1.	Primary Issued Share Acquisition Rights

(1)	Terms and Conditions of Offering

a.	Number of Share Acquisition Rights to be issued:

1,280

If the aggregate number of subscribed Share Acquisition Rights does not reach 1280, then the number of Share Acquisition Rights to be issued shall equal the actual aggregate number of subscribed Share Acquisition Rights.

b.	Aggregate amount of issue price of the Share Acquisition Rights

JPY 0

c.	Issue price of Share Acquisition Rights

No consideration shall be paid.

d.	Subscription fee

Not applicable.

e.	Unit of subscription

1

f.	Period of subscription

August 1, 2003

g.	Deposit for subscription

Not applicable

h.	Place of subscription

Human resources department of Komatsu Ltd. (If the department in charge of handling the Share Acquisition Rights shall change, the place of subscription shall be such changed department.)

i.	Date of payment

Not applicable. The issuance date for the Share Acquisition Rights shall be August 1, 2003.

j.	Place of payment

Not applicable.

k.	Note

(i)	Pursuant to the resolution of the 134th general meeting of shareholders dated June 26, 2003 and the resolution of the board of directors dated June 26, 2003, the Share Acquisition Rights certificates shall be issued to represent Share Acquisition Rights granted as stock options.

(ii)	Method of subscription

Persons who will be granted the Share Acquisition Rights shall execute the Agreement Concerning Issuance of Share Acquisition Rights (the “Agreement”) with Komatsu Ltd. (the “Company”) dated as of August 1, 2003.

(iii)	This offering of the Share Acquisition Rights shall be made to the directors and employees of the Company and the representative directors of the Company’s major subsidiaries in a manner of issuance to non-shareholders determined at the resolution of the board of directors dated June 26, 2003.

Note:	The number of persons and number of Share Acquisition Rights subject to this offering are as follows:

Classification of persons		Number of persons	Number of Share Acquisition Rights Granted
Directors of the Company		8	400
Employees of the Company		35	700
Representative Directors of the Company’s major subsidiaries	Wholly owned subsidiaries Others	7 3	110 70
Total		53	1,280

(2)	Contents of the Share Acquisition Rights etc.

a.	Class of shares subject to the Share Acquisition Rights

Ordinary shares of the Company.

b.	Number of shares subject to the Share Acquisition Rights

A maximum of 1,280,000 ordinary shares of the Company. (1,000 shares per one Share Acquisition Right)

Provided, however, that if the number of shares to be issued (including transfer of treasury shares to be transferred in lieu of issuance of newly issued shares, with the same to be applicable hereinafter.) upon exercise of each Share Acquisition Right shall be adjusted pursuant to Note k below, the foregoing maximum number of shares shall also be adjusted in accordance with such increase or decrease.

c.	Amount to be paid upon the exercise of the Share Acquisition Rights

(i)	Amount to be paid upon the exercise of the Share Acquisition Rights

[To be determined.]

The amount to be paid upon the exercise of the Share Acquisition Rights shall be the amount obtained by multiplying the Paid-in Amount (as defined below) for each ordinary share to be issued at the exercise of each Share Acquisition Right by the number of shares that is the subject of one Share Acquisition Right.

(ii)	The Paid-in Amount shall be the amount calculated as the product of the average of the closing price for the Company’s ordinary shares traded on the Tokyo Stock Exchange on each day (excluding days on which there are no trades of the shares) of the month immediately preceding the month in which the date of issuance of Share Acquisition Rights falls, multiplied by 1.05, with fractions less than one (1) yen being rounded up to the nearest one (1) yen. Provided, however, that the Paid-in Amount shall not be less than the closing price of the Company’s ordinary shares on the issuance date of such Share Acquisition Rights.

(iii)	Adjustment to the Paid-in Amount

The Paid-in Amount will be subject to adjustment. The events of adjustment and the formula for adjustment shall be set forth in “k. Note (b)” below.

d.	Aggregate amount of issue price of the shares to be issued upon the exercise of the Share Acquisition Rights

JPY 622,272,0001

Provided, however, that this amount may decrease in accordance with the adjustment to the exercise price.

e.	The issuance price and the amount to be accounted for as stated capital in respect of shares to be issued upon the exercise of the Share Acquisition Rights

(i)	Issue price per ordinary share of the Company

[To be determined.]

The issuance price shall be the same as the exercise price.

(ii)	The amount to be accounted for as stated capital per ordinary share of the Company

[To be determined.]

The amount to be accounted for as stated capital shall be the amount obtained by multiplying the Paid-in Amount (if the Paid-in Amount is adjusted pursuant to the provisions set forth in “k. Note (b)” below, such amount shall be the Paid-in Amount after adjustment) by 0.5, and any fraction less than one (1) yen resulting from such calculation shall be rounded upward to the nearest one (1) yen.

[1]	The aggregate amount of issue price of the shares is the expected amount as of the date the registration statements was filed.

f.	Period during which the Share Acquisition Rights may be exercised

From and including August 1, 2004 to and including July 31, 2009.

g.	Place where request for the exercise of Share Acquisition Rights are to be received; place of agency; and place of payment

Place of reception:	UFJ Trust Bank Limited
Headquarters Securities Agency Service Department

Place of payment:	UFJ Trust Bank Limited
Headquarters Sales Department

h.	Condition for exercising the Share Acquisition Rights

(i)	A grantee of the Share Acquisition Rights may exercise his rights pursuant to the provisions of the Agreement executed between such person and the Company even after such person has lost his position set forth in “Part 1 Terms and Conditions of Offering, 1.(1) k. Note (iii)” above.

(ii)	If any grantee of the Share Acquisition Rights dies, his heir may exercise the rights in accordance with the conditions set forth in the Agreement.

i.	Events and conditions of cancellation of the Share Acquisition Rights

Share Acquisition Rights may be canceled at no cost in the following events:

(i)	Pursuant to the Agreement, if the person granted the Share Acquisition Rights loses his Share Acquisition Rights or if it becomes definitive that the Share Acquisition Rights will not be exercised; or

(ii)	If the Company executes a merger agreement pursuant to which the Company will become the dissolving company.

j.	Restriction on transfer of the Share Acquisition Rights

The transfer of the Share Acquisition Rights shall be subject to the approval of the board of directors.

k.	Note

(a)	Adjustment to the number of shares to be issued

If the Company effects stock splits or stock consolidations, the number of shares subject to Share Acquisition Rights that have not been exercised at such time shall be adjusted in accordance with the following formula, and fractions of less than one (1) share shall be discarded.

Number of shares after adjustment	=	number of shares before adjustment	X	ratio of stock split (or stock consolidation)

(b)	Adjustment to the Paid-in Amount

If the Company effects stock splits or stock consolidation after issuing the Share Acquisition Rights, the paid-in amount shall be adjusted as follows, with fractions less than one (1) yen being rounded up to the nearest one (1) yen.

Paid-in Amount after adjustment	=	Paid-in Amount before adjustment	X	Ratio of stock split (or stock consolidation)

If the new shares are to be issued at a price below the market price (excluding when converting the convertible bonds provided for in the Commercial Code of Japan (Law No. 48 of 1899, as amended the “Commercial Code”) before the amendment of April 1, 2002 or when exercising the share acquisition rights under stock option plans, the Paid-in Amount shall be adjusted in accordance with the formula below, with fractions less than one (1) yen being rounded up to the nearest one (1) yen.

						Number of newly issued shares	x	Amount paid per share
				Number of currently issued shares	+	Market price per share
Paid-in Amount after adjustment	=	Paid-in Amount before adjustment	x
				Number of currently issued shares		+	Number of newly issued shares

(c)	Method of exercising the Share Acquisition Rights

(i)	The holder of Share Acquisition Rights (the “Holder”) may separately exercise each Share Acquisition Right granted.

(ii)	Any Holder who exercises his Share Acquisition Rights shall make a request of the Company within the exercise period by providing necessary information in a request form designated by the Company and submitting such request form to the place of reception with the prescribed Paid-in Amount to be paid via the place at which payments are to be handled designated below by the Company.

•	Place at which payments are to be handled:

Headquarters Sales Department

UFJ Trust Bank Limited

1-4-3, Marunouchi, Chiyoda-ku, Tokyo

•	Place of reception:

Headquarters Securities Agency Service Department

UFJ Trust Bank Limited

7-10-11, Higashisuna, Koto-ku, Tokyo

(iii)	Any Holder who has submitted the request form with the Paid-in Amount to the place at which payments are handled pursuant to (ii) above may not cancel his or her request thereafter.

(d)	Delivery of share certificates

Upon the request from the Holder pursuant to (c)(ii) above, the Company shall deliver the share certificates to the Holder in a manner designated by such Holder on the next day after the request form has reached the place of reception via the place at which payments are handled.

(e)	Covenants to be observed when selling shares

(i)	Any Holder who sells the shares acquired upon exercise of the Share Acquisition Rights shall comply with the requirements of the Securities and Exchange Law of Japan (Law No. 25 of 1948, as amended) and the provisions of the Code of Internal Information Control provided by the Company.

(ii)	The Company may suspend the sale of shares for a certain period of time by notifying the Holder in case there is a appropriate reason such as existence of undisclosed material information, etc.

(f)	Prohibition on transfer of the Share Acquisition Rights, etc.

(i)	Holders may neither transfer nor create any mortgage, charge, pledge, lien or other security interest in whole or in part over the Share Acquisition Rights granted pursuant to the Agreement.

(ii)	Each Holder has disclaimed his right to request the Company to issue the Share Acquisition Right certificates and shall not request the Company to issue such certificates.

(g)	Forfeiture of the Share Acquisition Rights

In case any of the following events occurs with respect to a Holder, the Share Acquisition Rights granted to such Holder pursuant to the Agreement shall extinguish immediately. Further, in case any of the events set forth in (v) to (vii) below occurs, not only the Share Acquisition Rights for which the exercise period has not begun but also the Share Acquisition Rights for which the exercise period has begun and remain outstanding shall extinguish immediately.

(i)	The Holder dies on or before December 31, 2003;

(ii)	The Holder who was a director of the Company at the time the Share Acquisition Rights were granted retires on or before December 31, 2003. Provided, however, that any such Holder who immediately following such retirement becomes an auditor of the Company, or a director or an auditor of the affiliates of the Company as set forth in the Company’s Code of Affiliated Companies or any other company determined to be appropriate by the Company in light of the purpose of this plan (hereinafter collectively called “Affiliates”) shall be excluded;

(iii)	The Holder who was an employee of the Company at the time the Share Acquisition Rights were granted retires on or before December 31, 2003. Provided, however, that any Holder who immediately following such retirement, becomes a director or an auditor of the Company, or a director, auditor or a full time employee of any Affiliate shall be excluded;

(iv)	The Holder who was a director of a subsidiary of the Company at the time the Share Acquisition Rights were granted retires on or before December 31, 2003. Provided, however, that any Holder who immediately following such retirement, becomes a director, auditor or a full time employee of the Company or any Affiliate shall be excluded;

(v)	If any of the following events occur with respect to the Holder. (Provided, however, that particular cases may be excluded if the Company decides not to apply this provision under exceptional circumstances.):

1)	The Holder commits a crime relating to his business duty or betrays the Company; or

2)	The Holder is subjected to a material disciplinary action or censure.

(vi)	The Holder transfers any part of the Share Acquisition Rights or creates any mortgage, charge, pledge, lien or other security interest in whole or in part over the Share Acquisition Rights; or

(vii)	The Holder sells its shares in contravention of the provisions set forth in (e) above.

(h)	Reporting matters for resigning and retiring persons

Any Holder who has outstanding Share Acquisition Rights and resigns as a director of the Company or subsidiary of the Company or retires from the Company shall immediately report to the Company his address and telephone number. Provided, however, that any Holder who becomes a director, auditor or employee of the Company or an Affiliate after his resignation or retirement need not report to the Company while such Holder holds such position, but such Holder shall immediately report to the Company after resignation or retirement therefrom.

(i)	Inheritance of Share Acquisition Rights

In the event the Holder dies during the execution period, the Company may permit the inheritance of the Share Acquisition Rights to a rightful heir (limited only to one heir)(the “Heir”) of the Holder if the Heir makes a request in a form designated by the Company within 12 months after the death of the Holder. Until the Heir is settled, the Share Acquisition Rights may not be exercised.

(j)	Execution of the Share Acquisition Rights by the Heir

(i)	Notwithstanding the execution period provided for the Share Acquisition Rights, any Heir shall execute his Share Acquisition Rights within 12 months after the Heir has been settled pursuant to (i) above.

(ii)	The provisions of (c), (d) and (f) above shall apply mutatis mutandis to the Heir exercising his Share Acquisition Rights.

(k)	Cancellation of the Share Acquisition Rights

Share Acquisition Rights may be cancelled without consideration upon approval by a shareholders’ meeting of a merger agreement in which the Company is to be dissolved.

(l)	Handling in the event of share exchange or share transfer:

If the Company effects a share exchange or a share transfer for purpose of the Company becoming a wholly-owned subsidiary of another company, the Company’s obligations with respect to Share Acquisition Rights may be succeeded by the company which shall become the 100% holding parent company, subject to the following conditions.

(i)	A written agreement concerning the assumption of obligations pertaining to the Share Acquisition Rights is executed between the Company and the company which shall become the 100% holding parent company as a result of the share exchange or share transfer; and

(ii)	The Holders agree in writing to revisions of the Agreement presented and decided necessary for the assumption of obligations pertaining to the Share Acquisition Rights by the company assuming the obligations of the Company.

(3)	Underwriting of the Share Acquisition Rights

Not applicable.

2.	Use of Proceeds of the Primary Issuance

(1)	Amount of proceeds of the primary issuance

Not applicable.

(2)	Use of proceeds

Not applicable.

Part 2.	Other Matters

Not applicable.